UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number:  001-37569

STRONGBRIDGE BIOPHARMA plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 22, 2016, Strongbridge Biopharma plc (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which the Company will sell 14,000,000 of its ordinary shares and warrants to purchase 7,000,000 of its ordinary shares to certain investors in a private placement.  The Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the investors, pursuant to which it has agreed to file a registration statement covering the resale of the ordinary shares and the ordinary shares to be issued upon exercise of the warrants acquired by the investors in the private placement.

Attached to this Report on Form 6-K are the Securities Purchase Agreement, the Registration Rights Agreement and the form of Warrant as Exhibits 10.1, 10.2 and 10.3, respectively.

The Securities Purchase Agreement and Registration Rights Agreement (collectively, the “Agreements”) have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about the Company. In particular, the representations and warranties contained in the Agreements were made solely for the purposes of the Agreements as of the specific dates therein, and were solely for the benefit of the parties to the Agreements. The representations and warranties contained in the Agreements may be subject to limitations agreed upon by the parties to the Agreements and are qualified by information in disclosure schedules provided in connection with the signing of the Agreements. Moreover, certain representations and warranties in the Agreements may be subject to a standard of materiality provided for in the Agreements and have been used for the purpose of allocating risk among the parties, rather than establishing matters of fact. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreements, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

On December 23, 2016, the Company issued a press release regarding its entry into the Securities Purchase Agreement, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K.

The information contained in the press release is being furnished to the Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits

Exhibit Number	Exhibit Table
10.1	Securities Purchase Agreement
10.2	Registration Rights Agreement
10.3	Form of Warrant
99.1	Press Release issued by Strongbridge Biopharma plc, dated December 23, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 23, 2016	STRONGBRIDGE BIOPHARMA PLC

	By:	/s/ Brian Davis
Brian Davis
Chief Financial Officer